Exhibit 99.1

Gaotu Techedu Announces First Quarter 2025 Unaudited Financial Results

and a New Share Repurchase Program

Beijing, China, May 15, 2025 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights[1]

•
Net revenues were RMB1,493.0 million, increased by 57.7% from RMB946.9 million in the same period of 2024.
•
Gross billings[2] were RMB888.7 million, increased by 21.8% from RMB729.4 million in the same period of 2024.
•
Income from operations was RMB34.8 million, compared with loss from operations of RMB77.7 million in the same period of 2024.
•
Net income was RMB124.0 million, compared with net loss of RMB12.3 million in the same period of 2024.
•
Non-GAAP net income was RMB137.3 million, increased by 4,419.2% from RMB3.0 million in the same period of 2024.
•
Net operating cash outflow was RMB477.2 million, compared with RMB197.4 million in the same period of 2024.

First Quarter 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended March 31,
	2024	2025	Pct. Change
Net revenues	946,885	1,493,043	57.7%
Gross billings	729,360	888,725	21.8%
(Loss)/income from operations	(77,702)	34,773	(144.8)%
Net (loss)/income	(12,297)	123,991	(1,108.3)%
Non-GAAP net income	3,039	137,339	4,419.2%
Net operating cash outflow	(197,435)	(477,236)	141.7%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “In the first quarter of 2025, we delivered results that surpassed expectations across revenue, profit, user growth, and organizational efficiency. Notably, achieving substantial profitability was one of this quarter’s most significant milestone. Our revenue increased by nearly 58% year-over-year to approximately RMB1.5 billion. Income from operations reached RMB34.8 million, with net income of RMB124.0 million. Non-GAAP net income was RMB137.3 million, with a net income margin of 9.2%. This fully demonstrates the Company's continuous commitment to enhancing educational products and experiences, as well as the value creation driven by high-quality growth and improved operational efficiency.

This quarter, we allocated RMB136 million in share repurchases. Under the current buyback plan, the accumulated total amount of stock buybacks has reached approximately RMB460 million, serving as an effective lever to enhance shareholder returns. Today, the Board of Directors has approved a new share repurchase program, authorizing up to US$100 million over the next three years, effective upon the completion of the current share repurchase program. We consistently prioritize shareholder returns and are committed to continuously enhancing shareholder value.

Strategically, we are accelerating the formation of a technology-empowered value loop in education. By embedding AI deeply into our educational products and learning services, we have made substantial progress in enhancing user experience and learning outcomes, laying a solid foundation for the Company's future growth and profitability.”

Shannon Shen, CFO of the Company, added, “In the first quarter, we achieved strong and sustainable growth, achieving profitable at scale. Our revenue increase by over 50% for three consecutive quarters and the core business has demonstrated a stronger growth momentum. Through strategic enhancement of customer value, efficient cost management, and refined operational improvements, we have fully unleashed our operating leverage, providing robust support for continued profit growth. This quarter, our operating margin and net income margin increased by 10.5 and 9.6 percentage points year-over-year, respectively. Additionally, our deferred revenue balance reached over RMB1.4 billion, a 44.0% increase compared to the same period last year, providing solid foundation for continued revenue growth in upcoming quarters.

Driven by the dynamic evolution of customer needs, we have strategically invested in improving product quality, expanding our user base, and delivering more personalized and diversified learning solutions in previous years. With the effective execution of these strategies, our revenue structure has become more growth-oriented and sustainable. The approval of new share buybacks plan, reflects management's confidence in long-term steady operations, profitability improvements, and sustainable operating cash flow generation. Guided by the Board, we will continue to repurchase shares, creating long-term value for our shareholders.”

Financial Results for the First Quarter of 2025

Net Revenues

Net revenues increased by 57.7% to RMB1,493.0 million from RMB946.9 million in the first quarter of 2024, which was mainly due to the continued year-over-year growth in gross billings as a result of our sufficient and effective response to strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 66.7% to RMB452.5 million from RMB271.4 million in the first quarter of 2024. The increase was mainly due to expansion of instructors and tutors workforce, higher rental cost, as well as increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 54.0% to RMB1,040.6 million from RMB675.5 million in the first quarter of 2024. Gross profit margin decreased to 69.7% from 71.3% in the same period of 2024.

Non-GAAP gross profit increased by 53.8% to RMB1,042.7 million from RMB677.8 million in the first quarter of 2024. Non-GAAP gross profit margin decreased to 69.8% from 71.6% in the same period of 2024.

Operating Expenses

Operating expenses increased by 33.5% to RMB1,005.8 million from RMB753.2 million in the first quarter of 2024. The increase was primarily due to the expansion of employees workforce and higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB709.4 million from RMB506.4 million in the first quarter of 2024.
•
Research and development expenses decreased to RMB150.5 million from RMB151.6 million in the first quarter of 2024.
•
General and administrative expenses increased to RMB145.9 million from RMB95.2 million in the first quarter of 2024.

Income/(Loss) from Operations

Income from operations was RMB34.8 million, compared with loss from operations of RMB77.7 million in the first quarter of 2024.

Non-GAAP income from operations was RMB48.1 million, compared with non-GAAP loss from operations of RMB62.4 million in the first quarter of 2024.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB17.1 million, compared with a total of RMB25.2 million in the first quarter of 2024.

Other Income, net

Other income, net was RMB71.6 million, compared with other income, net of RMB43.7 million in the first quarter of 2024.

Net Income/(Loss)

Net income was RMB124.0 million, compared with net loss of RMB12.3 million in the first quarter of 2024.

Non-GAAP net income was RMB137.3 million, compared with non-GAAP net income of RMB3.0 million in the first quarter of 2024.

Cash Flow

Net operating cash outflow in the first quarter of 2025 was RMB477.2 million.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.50 and RMB0.49 in the first quarter of 2025.

Non-GAAP basic and diluted net income per ADS were RMB0.55 and RMB0.54, respectively, in the first quarter of 2025.

Share Outstanding

As of March 31, 2025, the Company had 165,106,308 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,447.4 million in aggregate, compared with a total of RMB4,094.3 million as of December 31, 2024.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of May 14, 2025, the Company had cumulatively repurchased approximately 22.3 million ADSs for approximately US$67.5 million under the share repurchase program.

In May 2025, the Company's board of directors authorized a new share repurchase program under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company's existing share repurchase program.

Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of 2025 are expected to be between RMB1,298 million and RMB1,318 million, representing an increase of 28.5% to 30.5% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, May 15, 2025 (8:00 PM Beijing/Hong Kong Time on Thursday, May 15, 2025). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 7885398

A telephone replay will be available two hours after the conclusion of the conference call through May 22, 2025. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 5203831

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2567 to USD1.0000, the effective noon buying rate for March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2025, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,321,118	1,015,595	139,953
Restricted cash	5,222	16,407	2,261
Short-term investments	1,845,242	1,419,553	195,620
Inventory, net	36,401	31,254	4,307
Prepaid expenses and other current assets, net	431,829	440,708	60,732
Total current assets	3,639,812	2,923,517	402,873

Non-current assets
Operating lease right-of-use assets	503,601	491,998	67,799
Property, equipment and software, net	670,237	683,354	94,169
Land use rights, net	25,762	25,561	3,522
Long-term investments	922,740	995,887	137,237
Rental deposit	45,834	47,236	6,509
Other non-current assets	20,091	19,339	2,665
TOTAL ASSETS	5,828,077	5,186,892	714,774

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB811,879 and RMB766,920 as of December 31, 2024 and March 31, 2025, respectively)	1,245,207	1,257,692	173,314
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,867,096	1,231,456	169,699
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB114,471 and RMB146,438 as of December 31, 2024 and March 31, 2025, respectively)	147,635	151,422	20,867
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB606 and RMB36 as of December 31, 2024 and March 31, 2025, respectively)	665	106	15
Total current liabilities	3,260,603	2,640,676	363,895

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	218,797	213,511	29,423
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB337,258 and RMB300,902 as of December 31, 2024 and March 31, 2025, respectively)	344,609	328,245	45,233
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB70,316 and RMB69,704 as of December 31, 2024 and March 31, 2025, respectively)	70,604	69,930	9,637
TOTAL LIABILITIES	3,894,613	3,252,362	448,188

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(242,866)	(329,034)	(45,342)
Additional paid-in capital	7,991,421	7,959,114	1,096,795
Accumulated other comprehensive loss	(2,832)	(7,282)	(1,003)
Statutory reserve	66,042	66,042	9,101
Accumulated deficit	(5,878,417)	(5,754,426)	(792,981)
TOTAL SHAREHOLDERS’ EQUITY	1,933,464	1,934,530	266,586

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,828,077	5,186,892	714,774

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	946,885	1,493,043	205,747
Cost of revenues	(271,414)	(452,461)	(62,351)
Gross profit	675,471	1,040,582	143,396
Operating expenses:
Selling expenses	(506,381)	(709,421)	(97,761)
Research and development expenses	(151,607)	(150,455)	(20,733)
General and administrative expenses	(95,185)	(145,933)	(20,110)
Total operating expenses	(753,173)	(1,005,809)	(138,604)
(Loss)/income from operations	(77,702)	34,773	4,792
Interest income	18,673	13,041	1,797
Realized gains from investments	6,552	4,038	556
Other income, net	43,697	71,580	9,864
(Loss)/income before provision for income tax and share of results of equity investees	(8,780)	123,432	17,009
Income tax (expenses)/benefits	(3,517)	559	77
Net (loss)/income	(12,297)	123,991	17,086
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(12,297)	123,991	17,086
Net (loss)/income per ordinary share
Basic	(0.07)	0.74	0.10
Diluted	(0.07)	0.73	0.10
Net (loss)/income per ADS
Basic	(0.05)	0.50	0.07
Diluted	(0.05)	0.49	0.07
Weighted average shares used in net (loss)/income per share
Basic	172,329,184	166,745,668	166,745,668
Diluted	172,329,184	169,581,622	169,581,622

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	946,885	1,493,043	205,747
Less: other revenues(1)	27,267	14,824	2,043
Add: VAT and surcharges	57,407	93,376	12,868
Add: ending deferred revenue	1,003,314	1,444,967	199,122
Add: ending refund liability	53,799	86,025	11,855
Less: beginning deferred revenue	1,237,621	2,085,893	287,444
Less: beginning refund liability	67,157	127,969	17,635
Gross billings	729,360	888,725	122,470

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2024	2025	2025
	RMB	RMB	USD
Gross profit	675,471	1,040,582	143,396
Share-based compensation expenses(1) in cost of revenues	2,321	2,110	291
Non-GAAP gross profit	677,792	1,042,692	143,687

(Loss)/income from operations	(77,702)	34,773	4,792
Share-based compensation expenses(1)	15,336	13,348	1,839
Non-GAAP (loss)/income from operations	(62,366)	48,121	6,631

Net (loss)/income	(12,297)	123,991	17,086
Share-based compensation expenses(1)	15,336	13,348	1,839
Non-GAAP net income	3,039	137,339	18,925

Note (1): The tax effects of share-based compensation expenses adjustments were nil.